SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)



                         Alterman Investment Fund, Inc.
                                (Name of Issuer)



                          Common Stock, $2.50 Par Value
                         (Title and class of securities)



                                   021447 10 7
                                 (CUSIP Number)













516990.1

CUSIP NO. 021447-10-7                                                Page 2 of 5

(1)      Names of Reporting Persons
         S.S. or I.R.S. Identification Nos.
         of Above Persons
                                 Sam P. Alterman


(2)      Check the Appropriate Box if a Member of a Group

         (a)      |_|

         (b)      |_|


(3)      SEC Use Only



(4)      Citizenship or Place of Organization

                                                            United States


Number of Shares              (5)      Sole Voting Power                     0
Beneficially Owned
by Each Reporting             (6)      Shared Voting Power                   0
Person With
                              (7)      Sole Dispositive Power                0

                              (8)      Shared Dispositive Power              0


(9)      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0 shares*


(10)     Check if Aggregate Amount in Row (9) Excludes Certain Shares |_|



(11)     Percent of Class Represented by Amount in Row 9

                                       0%


(12)     Type of Reporting Person

                                       IN

516990.1

CUSIP NO. 021447-10-7                                                Page 3 of 5

Item 1(a)                  Name of Issuer:

                                    Alterman Investment Fund, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                                    1801 Peachtree Street, Suite 300
                                    Atlanta, GA  30309-1847

Item 2(a).                 Name of Person Filing:

                                    See Item (1) of cover pages

Item 2(b). Address of Principal Business Office, or if none, residence:

                                    1801 Peachtree Street, Suite 300
                                    Atlanta, GA  30309-1847

Item 2(c).                 Citizenship:

                                    See Item (4) of cover pages

Item 2(d).                 Title of Class of Securities:

                                    Common Stock, $2.50 par value

Item 2(e).                 CUSIP Number:

                                    021447 10 7

Item 3.                    Nature of person filing:

                                    Not applicable

Item 4.                    Ownership:

                           (a)      Amount Beneficially Owned:

                                    See Item (9) of cover pages

                           (b)      Percent of Class:

                                    See Item (11) of cover pages

                           (c)    Number of shares as to which such person has:

                             (i)    sole power to vote or to direct the vote:

                                        See Item (5) of cover pages

516990.1

CUSIP NO. 021447-10-7                                                Page 4 of 5

                             (ii)    Shared power to vote or to direct the vote:

                                            See item (6) of cover pages

                         (iii)sole power to dispose or to direct the disposition
                                            of

                                            See Item (7) of cover pages

                                    (iv)    shared power to dispose or to direct
                                            the disposition of:

                                            See Item (8) of cover pages

Item 5.           Ownership of Five Percent or Less of Class

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.*

Item 6.         Ownership of More than Five Percent on Behalf of Another Person:

                           Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Company:

                           Not applicable

Item 8.           Identification and Classification of Members of the Group:

                           Not applicable

Item 9.           Notice of Dissolution of Group:

                           Not applicable

Item 10.          Certification:

                           Not applicable

--------
                  **       This  statement  is  filed  to  report  that  Sam  P.
                           Alterman   no  longer   owns  more  than  5%  of  the
                           outstanding shares of Common Stock.

516990.1

CUSIP NO. 021447-10-7                                                Page 5 of 5

Signatures:

         After reasonable inquiry, the undersigned hereby certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.


  /s/ Paul J. Alterman                                 February 14, 1998
Paul J. Alterman, Executor of the                             Date
 Estate of Sam P. Alterman



  /s/ Donald Minsk                                     February 16, 1998
Donald Minsk, Executor of the                                 Date
 Estate of Sam P. Alterman


516990.1